UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

rVue Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Robert W. Roche

5190 Neil Road

Reno, NV 89502

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Acorn Composite Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* BK

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -

	8.	SHARED VOTING POWER 51,940,592 (See Item 5)

	9.	SOLE DISPOSITIVE POWER - 0 -

	10.	SHARED DISPOSITIVE POWER 51,940,592 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,940,592 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2% (See Item 5)

14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Robert W. Roche

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 366,666 (See Item 5)

	8.	SHARED VOTING POWER 51,940,592 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 366,666 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 51,940,592 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,307,258 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4% (See Item 5)

14.	TYPE OF REPORTING PERSON* IN

This amendment No. 1 (“Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of rVue Holdings, Inc., a Nevada corporation (the “Company” or the “Registrant”). This Amendment No. 1 is being filed jointly by Acorn Composite Corporation (“Acorn”) and Robert W. Roche (the “Reporting Persons”) to amend and restate the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2012 (the “Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended as follows:

On February 15, 2013, the Registrant granted Mr. Roche 166,666 shares of the Registrant’s Common Stock for his services as a director of the Registrant.

On November 22, 2013, the Registrant and Acorn entered into a subscription agreement, pursuant to which Acorn purchased 9,285,714 shares of the Registrant’s Common Stock. In consideration for such Common Stock, Acorn paid an aggregate of $650,000 from the proceeds of a line of credit with Northern Trust Corporation, such proceeds subject to an interest rate of 1.25%.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the Common Stock based on their belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The aggregate number and percentage of the Common Stock that may be deemed beneficially owned by the Reporting Persons, based on 126,664,334 shares of Common Stock issued and outstanding, is:

Acorn Composite Corporation – 39.2%

Robert W. Roche – 39.4%

(b) The number of shares of Common Stock over which the Reporting Persons have the power to vote and the power to dispose is as follows:

Acorn Composite Corporation

1. Sole power to vote or to direct vote: - 0 -

2. Shared power to vote or to direct vote: 51,940,592 (1)

3. Sole power to dispose or to direct the disposition: - 0 -

4. Shared power to dispose or to direct the disposition: 51,940,592 (1)

Robert W. Roche

1. Sole power to vote or to direct vote: 366,666 (2)

2. Shared power to vote or to direct vote: 51,940,592 (1) (3)

3. Sole power to dispose or to direct the disposition: 366,666 (2)

4. Shared power to dispose or to direct the disposition: 51,940,592 (1) (3)

(1) This figure includes 46,107,259 shares of Common Stock that are owned by Acorn and 5,833,333 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by Acorn.

(2) This figure includes 200,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days and 166,666 shares of Common Stock that are owned by Mr. Roche.

(3) This figure does not include 16,382,217 shares of Common Stock that are owned by iVue Holdings LLC (“iVue Holdings”) and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by iVue Holdings. Although Mr. Roche is the grantor of the trust that owns the majority member of iVue Holdings, he disclaims any beneficial ownership of such securities, as he does not have voting and/or dispositive power over such securities.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Subscription Agreement dated as of November 25, 2013 by and between rVue Holdings, Inc. and Acorn Composite Corporation

Exhibit 2	Joint Filing Agreement (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2013

Acorn Composite Corporation

By:	/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	President

/s/ Robert W. Roche
Robert W. Roche

Exhibit 1

 SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is being delivered to the purchaser identified on the signature page to this Agreement (the “Subscriber”) in connection with its investment in rVue Holdings, Inc., a Nevada corporation (the “Company”). The Company is conducting a private placement (the “Offering”) of shares of its common stock (“Shares”) to accredited investors at a purchase price of $0.07 per Share, up to maximum gross proceeds of $1,200,000 (the “Maximum Amount”).

1.	SUBSCRIPTION AND PURCHASE PRICE

(a) Subscription. Subject to the conditions set forth in Section 2 hereof, the Subscriber hereby subscribes for and agrees to purchase the number of Shares indicated on the signature page hereof on the terms and conditions described herein.

(b) Purchase of Shares. The Subscriber understands and acknowledges that the purchase price to be remitted to the Company in exchange for the Shares shall be as set forth in the preamble to this Agreement, and the Company shall round up or down to the nearest whole number any fractional purchases per Share, for an aggregate purchase price as set forth on the signature pages hereof (the “Aggregate Purchase Price”). The Subscriber’s delivery of this Agreement to the Company shall be accompanied by payment in full for the Shares subscribed for hereunder, payable in United States Dollars, by wire transfer of immediately available funds delivered contemporaneously with the Subscriber’s delivery of this Agreement to the Company in accordance with the wire instructions provided on Exhibit A. The Subscriber understands and agrees that, subject to Section 2 and applicable laws, by executing this Agreement, it is entering into a binding agreement.

2.	Acceptance, Offering Term and Closing Procedures

(a) Acceptance or Rejection. The obligation of the Subscriber to purchase the Shares shall be irrevocable, and the Subscriber shall be legally bound to purchase the Shares subject to the terms set forth in this Agreement. The Subscriber understands and agrees that the Company reserves the right to reject this subscription for Shares in whole or part in any order at any time prior to the Closing for any reason, notwithstanding the Subscriber’s prior receipt of notice of acceptance of the Subscriber’s subscription. In the event of rejection of this subscription by the Company in accordance with this Section 2, or if the sale of the Shares is not consummated by the Company for any reason or no reason, this Agreement and any other agreement entered into between the Subscriber and the Company relating to this subscription shall thereafter have no force or effect, and the Company shall promptly return or cause to be returned to the Subscriber the purchase price remitted to the Company, without interest thereon or deduction therefrom.

(b) Closing. The closing of the purchase and sale of the Shares hereunder (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, NY 10017 or such other place as determined by the Company. The Closing shall take place on a Business Day promptly following the satisfaction of the conditions set forth in Section 5 below, as determined by the Company (the “Closing Date”). “Business Day” shall mean from the hours of 9:00 a.m. (Eastern Time) through 5:00 p.m. (Eastern Time) of a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required to be closed. The Shares purchased by the Subscriber will be delivered by the Company promptly following the Closing.

(c) Following Acceptance or Rejection. The Subscriber acknowledges and agrees that this Agreement and any other documents delivered in connection herewith will be held by the Company. In the event that this Agreement is not accepted by the Company for whatever reason, this Agreement, the Aggregate Purchase Price received (without interest thereon) and any other documents delivered in connection herewith will be returned to the Subscriber at the address of the Subscriber as set forth in this Agreement. If this Agreement is accepted by the Company, the Company is entitled to treat the Aggregate Purchase Price received as an interest free loan to the Company until such time as the Subscription is accepted.

3.	THE SUBSCRIBER’s Representations, Warranties AND cOVENANTS

The Subscriber hereby acknowledges, agrees with and represents, warrants and covenants to the Company, as follows:

(a) The Subscriber has full power and authority to enter into this Agreement, the execution and delivery of which has been duly authorized, if applicable, and this Agreement constitutes a valid and legally binding obligation of the Subscriber.

(b) The Subscriber acknowledges its understanding that the Offering and sale of the Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(a)(2) of the Securities Act and the provisions of Regulation D promulgated thereunder (“Regulation D”). In furtherance thereof, the Subscriber represents and warrants to the Company and its affiliates as follows:

(i) The Subscriber realizes that the basis for exemption would not be available if the Offering is part of a plan or scheme to evade registration provisions of the Securities Act or any applicable state or federal securities laws.

(ii) The Subscriber is acquiring the Shares solely for the Subscriber’s own beneficial account, for investment purposes, and not with a view towards, or resale in connection with, any distribution of the Shares. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Shares.

(iii) The Subscriber has the financial ability to bear the economic risk of the Subscriber’s investment, has adequate means for providing for its current needs and contingencies, and has no need for liquidity with respect to an investment in the Company.

(iv) The Subscriber and the Subscriber’s attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, the “Advisors”) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of a prospective investment in the Shares. The Subscriber has not authorized any person or entity to act as its Purchaser Representative (as that term is defined in Regulation D of the General Rules and Regulations under the Securities Act) in connection with the Offering.

(v) The Subscriber (together with its Advisors, if any) has received all documents requested by the Subscriber, if any, has carefully reviewed them and understands the information contained therein, prior to the execution of this Agreement.

(c) The Subscriber is not relying on the Company or any of its employees, agents, sub-agents or advisors with respect to the legal, tax, economic and related considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only its Advisors. Each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Company or any affiliate or sub-agent thereof.

(d) The Subscriber has carefully considered the potential risks relating to the Company and a purchase of the Shares, and fully understands that the Shares are a speculative investment that involves a high degree of risk of loss of the Subscriber’s entire investment.

(e) The Subscriber will not sell or otherwise transfer any Shares without registration under the Securities Act or an exemption therefrom, and fully understands and agrees that the Subscriber must bear the economic risk of its purchase because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available. In particular, the Subscriber is aware that the Shares are “restricted securities,” as such term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), and they may not be sold pursuant to Rule 144 unless all of the conditions of Rule 144 are met. The Subscriber also understands that the Company is under no obligation to register the Shares on behalf of the Subscriber or to assist the Subscriber in complying with any exemption from registration under the Securities Act or applicable state securities laws. The Subscriber understands that any sales or transfers of the Shares are further restricted by state securities laws and the provisions of this Agreement.

(f) No oral or written representations or warranties have been made, or information furnished, to the Subscriber or its Advisors, if any, by the Company or any of its officers, employees, agents, sub-agents, affiliates, advisors or subsidiaries in connection with the Offering, other than any representations of the Company contained herein, and in subscribing for the Shares, the Subscriber is not relying upon any representations other than those contained herein.

(g) The Subscriber’s overall commitment to investments that are not readily marketable is not disproportionate to the Subscriber’s net worth, and an investment in the Shares will not cause such overall commitment to become excessive.

(h) The Subscriber understands and agrees that the certificates for the Shares shall bear substantially the following legend until (i) such Shares shall have been registered under the Securities Act and effectively disposed of in accordance with a registration statement that has been declared effective or (ii) in the opinion of counsel for the Company, such Shares may be sold without registration under the Securities Act, as well as any applicable “blue sky” or state securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED BY THE ISSUER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

(i) Neither the SEC nor any state securities commission has approved the Shares or passed upon or endorsed the merits of the Offering. There is no government or other insurance covering any of the Shares.

(j) The Subscriber and its Advisors, if any, have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning the Offering and the business, financial condition, results of operations and prospects of the Company, and all such questions have been answered to the full satisfaction of the Subscriber and its Advisors, if any.

(k) The Subscriber is unaware of, is in no way relying on, and did not become aware of, the Offering through or as a result of, any form of general solicitation or general advertising, including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the Offering and is not subscribing for Shares and did not become aware of the Offering through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

(l) The Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Agreement or the transactions contemplated hereby.

(m) The Subscriber acknowledges that any estimates or forward-looking statements or projections furnished by the Company to the Subscriber were prepared by the management of the Company in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Company or its management and should not be relied upon.

(n) (For ERISA plans only) The fiduciary of the ERISA plan (the “Plan”) represents that such fiduciary has been informed of and understands the Company’s investment objectives, policies and strategies, and that the decision to invest “plan assets” (as such term is defined in ERISA) in the Company is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The Subscriber or Plan fiduciary (i) is responsible for the decision to invest in the Company; (ii) is independent of the Company and any of its affiliates; (iii) is qualified to make such investment decision; and (iv) in making such decision, the Subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Company or any of its affiliates.

(o) This Agreement is not enforceable by the Subscriber unless it has been accepted by the Company, and the Subscriber acknowledges and agrees that the Company reserves the right to reject any subscription for any reason or withdraw the Offering.

(p) The Subscriber acknowledges that the Company is relying on the representations and warranties of the Subscriber to be accurate so that this Offering is exempt from registration under the Securities Act. The Subscriber will indemnify and hold harmless the Company and, where applicable, its directors, officers, employees, agents, advisors, affiliates and shareholders, and each other person, if any, who controls any of the foregoing from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) (a “Loss”) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or therein.

(q) The Subscriber is, and on the date on which the Subscriber’s subscription is accepted by the Company will be, an “Accredited Investor” as defined in Rule 501(a) under the Securities Act. In general, an “Accredited Investor” is deemed to be an institution with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 (not including the value of his or her primary residence) or annual income exceeding $200,000 or $300,000 jointly with his or her spouse.

(r) If the Subscriber is not a United States person, such Subscriber shall immediately notify the Company and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Such Subscriber’s subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Subscriber’s jurisdiction.

4.	The Company’s Representations, Warranties and Covenants

The Company hereby acknowledges, agrees with and represents, warrants and covenants to the Subscriber, as follows:

(a) The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and is valid, binding and enforceable against the Company in accordance with its terms. No action by or on behalf of the Board of Directors or shareholders of the Company that has not been taken prior to the acceptance of the subscription by the Company is required under applicable United States Federal or state laws in order for the Company to offer or sell the Shares or to otherwise perform its obligations under this Agreement.

(b) The Shares to be issued to the Subscriber pursuant to this Agreement, when issued and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Neither the execution and delivery nor the performance of this Agreement by the Company will conflict with the Company’s organizational materials, as amended to date, or result in a breach of any terms or provisions of, or constitute a default under, any material contract, agreement or instrument to which the Company is a party or by which the Company is bound.

(d) The Company will indemnify and hold harmless the Subscriber and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all Loss arising out of or based upon any representation or warranty of the Company contained herein being untrue in any material respect or any breach or failure by the Company to comply with any covenant or agreement made by the Company to the Subscriber in connection therewith; provided, however, that the Company’s liability shall not exceed the Subscriber’s Aggregate Purchase Price tendered hereunder.

5.	CONDITIONS TO ACCEPTANCE OF SUBSCRIPTION

The Company’s right to accept the subscription of the Subscriber is conditioned upon satisfaction of the following conditions precedent on or before the date the Company accepts such subscription:

(a) As of the Closing, no legal action, suit or proceeding shall be pending that seeks to restrain or prohibit the transactions contemplated by this Agreement.

(b) The representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct as of the Closing as if made on the Closing Date.

6.	MISCELLANEOUS PROVISIONS

(a) The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

(b) All parties hereto have been represented by counsel, and no inference shall be drawn in favor of or against any party by virtue of the fact that such party’s counsel was or was not the principal draftsman of this Agreement.

(c) Each of the parties hereto shall be responsible to pay the costs and expenses of its own legal counsel in connection with the preparation and review of this Agreement and related documentation.

(d) Neither this Agreement, nor any provisions hereof, shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought. It is agreed that a waiver by a party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

(e) The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect.

(f) The representations, warranties and agreement of the Subscriber and the Company made in this Agreement shall survive the execution and delivery of this Agreement and the delivery of the Shares.

(g) Any party may send any notice, request, demand, claim or other communication hereunder to the Subscriber at the address set forth on the signature page of this Agreement or to the Company at its primary office (including personal delivery, expedited courier, messenger service, fax, ordinary mail or electronic mail). Notices shall be deemed to have been given on the earlier of when delivered, the date when sent by facsimile transmission, the business day after sent by overnight courier or two business days after sent by ordinary mail. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties written notice in the manner herein set forth.

(h) Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of, the parties to this Agreement and their heirs, executors, administrators, successors, legal representatives and assigns. If the Subscriber is more than one person or entity, the obligation of the Subscriber shall be joint and several and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by, and be binding upon, each such person or entity and its heirs, executors, administrators, successors, legal representatives and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

(i) This Agreement is not transferable or assignable by the Subscriber.

(j) This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to conflicts of law principles.

(k) The Company and the Subscriber hereby agree that any dispute that may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in Dupage County, Illinois, and they hereby submit to the exclusive jurisdiction of the federal and state courts of the State of Illinois located in the County of Dupage with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, postage prepaid, in care of the address set forth herein or such other address as either party shall furnish in writing to the other.

(l) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Upon the execution and delivery of this Agreement by the Subscriber, this Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided; subject, however, to the right hereby reserved by the Company to reduce the amount of or reject any subscription.

[Signature Pages Follow]

ALL SUBSCRIBERS MUST COMPLETE THIS PAGE

IN WITNESS WHEREOF, the Subscriber has executed this Agreement on the ____ day of November 2013.

9,285,714	x $0.07=	$650,000
Shares subscribed for		Aggregate Purchase Price

Manner in which Title is to be held (Please Check One):

1.	___	Individual	7.	___	Trust/Estate/Pension or Profit sharing Plan Date Opened:______________

2.	___	Joint Tenants with Right of Survivorship	8.	___	As a Custodian for ________________________________ Under the Uniform Gift to Minors Act of the State of ________________________________

3.	___	Community Property	9.	___	Married with Separate Property

4.	___	Tenants in Common	10.	___	Keogh

5.	_X_	Corporation/Partnership/ Limited Liability Company	11.	___	Tenants by the Entirety

6.	___	IRA

IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN.

ALSO: INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 8;
SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 9.

EXECUTION BY NATURAL PERSONS

_____________________________________________________________________________ Exact Name in Which Title is to be Held

_________________________________ Name (Please Print)	_________________________________ Name of Additional Purchaser

_________________________________ Residence: Number and Street	_________________________________ Address of Additional Purchaser

_________________________________ City, State and Zip Code	_________________________________ City, State and Zip Code

_________________________________ Social Security Number	_________________________________ Social Security Number

_________________________________ Telephone Number	_________________________________ Telephone Number

_________________________________ Fax Number (if available)	________________________________ Fax Number (if available)

_________________________________ E-Mail (if available)	________________________________ E-Mail (if available)

__________________________________ (Signature)	________________________________ (Signature of Additional Purchaser)
ACCEPTED this ___ day of _________ 2013, on behalf of the Company.
By: _________________________________ Name: Mark Pacchini Title: Chief Executive Officer

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY

(Corporation, Partnership, LLC, Trust, Etc.)

Acorn Composite Corporation Name of Entity (Please Print)
Date of Incorporation or Organization: 12/1/1992
State of Principal Office: Nevada

Federal Taxpayer Identification Number: ___________

____________________________________________

Office Address

____________________________________________

City, State and Zip Code

____________________________________________

Telephone Number

____________________________________________

Fax Number (if available)

____________________________________________

E-Mail (if available)

By: /s/ Robert W. Roche Name: Robert W. Roche Title: President

_________________________________ _________________________________ Address

ACCEPTED this 25th day of November 2013, on behalf of the Company.
By: /s/ Mark Pacchini Name: Mark Pacchini Title: Chief Executive Officer